Exhibit 99.1

Daqo New Energy Adopts 2022 Share Incentive Plan and Grants RSUs to Its Key Employees, Directors and Officers

Shanghai, China—August 11, 2022—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that the Company’s board of directors has approved its 2022 share incentive plan in order to attract and retain the best available talents and provide additional incentives to its key employees, directors and officers.

The aggregate number of shares issuable under the 2022 share incentive plan is 37,253,465 ordinary shares, which represents approximately 10% of the Company’s total outstanding ordinary shares. The Company granted 37,253,465 restricted share units (“RSUs”) to its key employees, directors and officers on August 10, 2022. Each of the Company’s American Depositary Shares (“ADSs”) represents five ordinary shares. Based on the closing price of $70.71 per ADS of the Company on August 10, 2022, the Company expects to recognize approximately $263.4 million of non-cash share-based compensation expenses in the third quarter of 2022, and approximately $7.3 million of non-cash share-based compensation expenses in each of the months commencing from October 2022 to September 2025.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 105,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com

Daqo New Energy Corp.

Investor Relations

Phone: +86-187 1658 5553

Email: dqir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

rvanguestaine@christensenir.com

In the U.S.
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The Company may make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Among other things, the Company’s expected share-based compensation expenses contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company's ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company's ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company's business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.